Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31

(Thousands of Dollars)	2012	2011

INCOME
Operating Revenues	$ 1,647,284	$ 1,760,317

Operating Expenses
Purchased Gas	405,315	597,887
Operation and Maintenance	409,069	403,128
Property, Franchise and Other Taxes	90,722	81,396
Depreciation, Depletion and Amortization	281,314	235,761
	1,186,420	1,318,172

Operating Income	460,864	442,145

Other Income (Expense):
Gain on Sale of Unconsolidated Subsidiaries	-	50,879
Interest Income	3,971	3,137
Other Income	5,212	7,390
Interest Expense on Long-Term Debt	(84,810)	(72,017)
Other Interest Expense	(4,536)	(3,923)

Income Before Income Taxes	380,701	427,611

Income Tax Expense	153,379	167,054

Net Income Available for Common Stock	$ 227,322	$ 260,557

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$ 2.73	$ 3.15

Diluted:
Net Income Available for Common Stock	$ 2.71	$ 3.11

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,258,386	82,677,232

Used in Diluted Calculation	83,800,341	83,726,544